EXHIBIT 99.1

For Immediate Release	Date: March 29, 2017
17-15-TR

Teck Updates Steelmaking Coal Guidance

Vancouver, BC – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today provided preliminary guidance for second quarter steelmaking coal volumes and costs, and an update to its guidance for the first quarter of 2017.

Steelmaking coal sales volumes for the second quarter of 2017 are expected to be at least 6.8 million tonnes, and site costs in the second quarter are expected to be in the range of $47 to $51 per tonne.

The first quarter average realized price is now expected to be between US$209 to US$212 per tonne, at the higher end of our previous guidance range. Sales volumes in March improved relative to weak sales in January and February, but not sufficiently to result in sales above 5.8 - 6 million tonnes in the quarter. Final quarterly sales will depend on timing of shipments. Mining activity largely continued at full production rates through the first quarter, but lower sales volumes, winter weather and transportation issues affected clean coal production. As a result, site unit costs will be above our annual guidance range in the first quarter, in the range of $54 to $57 per tonne.

With production and sales volumes expected to return to more normal levels in the second quarter, we reconfirm our previous annual production guidance of 27 to 28 million tonnes and annual site cost guidance of $46 to $50 per tonne.

The second quarter 2017 quarterly contract price for steelmaking coal has not yet been agreed, as the market awaits the outcome of the cyclone event in Australia, but assuming a return to normal market conditions we expect our average blended realized price for all of our steelmaking coal products in the second quarter to be in the usual range of approximately 95% of the quarterly contract price.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the Unites States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario).  Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or achieved. Forward-looking statements include statements regarding Teck’s expectations regarding coal production and sales volumes and pricing.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Factors that may cause actual results to vary include, but are not limited to, unplanned disruptions in production or transportation, including due to weather or natural disaster, changes in general economic conditions or conditions in the markets for metallurgical coal, labour disruptions, changes in the price of diesel and other consumable inputs, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Greg Waller
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4014
greg.waller@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com